                                  SCHEDULE 13D
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                      International Alliance Services, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   458875 10 1
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                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                              1301 E. Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 696-3311
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE Notices and Communications)

                              November 30, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.  458875 10 1                                                            Page  2  of   3  Pages
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
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       JOSEPH E. LOCONTI - ###-##-####
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          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [ ]
                                                                                                 (b) [ ]
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          3            SEC USE ONLY

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          4            SOURCE OF FUNDS (See Instructions)

                       NOT APPLICABLE
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          5            Check If Disclosure of Legal Proceedings
                       Is Required Pursuant to Items 2(d) or 2(e)                                    [ ]

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          6            Citizenship or Place of Organization

                       OHIO
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      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 6,188,700
      OWNED BY        ----------------------------------------------------------------------------------
        EACH
      REPORTING             8     SHARED VOTING POWER
       PERSON
        WITH                      0
                     ----------------------------------------------------------------------------------

                            9     SOLE DISPOSITIVE POWER

                                  6,188,700
                     ----------------------------------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  0
                     ----------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                6,188,700
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         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*         [ ]

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         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                14.9%
                                (SEE ITEM 5 BELOW)
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         14            TYPE OF REPORTING PERSON*

                                IN
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         Mr. Joseph E. LoConti (the "Reporting Person") hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D dated October 18, 1996 filed jointly by the Reporting Person and Alliance Holding Corporation, a Delaware corporation ("Alliance") (the "Original Schedule 13D"), as amended on the following four dates: January 31, 1997, April 3, 1997, April 21, 1997, and September 22, 1997.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) As of December 1, 1997, Mr. LoConti beneficially owned an aggregate of 6,188,700 shares of Common Stock, which includes warrants and options (currently exercisable or which will become exercisable within the next 60 days) to purchase 690,800 shares of Common Stock and 2,892,400 owned of record by Sophia Management Ltd., a limited liability company of which Mr. LoConti is a managing member ("Sophia"). The foregoing securities represent approximately 14.9% of the 41,669,734 shares of Common Stock deemed outstanding as of December 1, 1997. The Voting Trust with Westbury (Bermuda) Ltd., which had previously been reported, is no longer in effect.

         (b) As of December 1, 1997, Mr. LoConti has sole voting and investment power with respect to 6,188,700 shares of Common Stock, including 690,800 shares issuable upon exercise of outstanding warrants and options (currently exercisable or which will become exercisable within the next 60 days).

         (c) Within the last 60 days, the Reporting Person and persons named in paragraph (a) have effected the following transaction not previously reported:

                  (i) On October 31, 1997, after receiving permission from the Board of Directors of IASI, Sophia exchanged 20,000 shares of IASI Common Stock in extinguishment of approximately $165,000 of funded indebtedness plus other liabilities of Sophia. The acquiror of the IASI Common Stock agreed to abide by the same contractual limitations on the sale of the IASI Common Stock that applied to Sophia. As a consequence, 17,000 IASI shares may not be resold by the acquiror until the end of the lock-up period, October 18, 1998.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated December 4, 1997                       /s/ Joseph E. LoConti
                                             ___________________________________
                                             Joseph E. LoConti



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